ImmunoCellular Therapeutics, Ltd.

23622 Calabasas Road, Suite 300

Calabasas, California 91302

February 9, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Matthew Jones

RE:	ImmunoCellular Therapeutics, Ltd.
Registration Statement on Form S-1
File Number: 333-200874

Acceleration Request
Requested Date:	Wednesday, February 11, 2015
Requested Time:	4:30 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Filing”) to become effective at 4:30 p.m. Eastern Time on Wednesday, February 11, 2015, or as soon as practicable thereafter. The Registrant hereby authorizes each of Glen Sato, Carlton Fleming, Ian Shannon and Ryan James of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Glen Sato of Cooley LLP, counsel to the Registrant, at (650) 843-5502.

In connection with this request, the Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

ImmunoCellular Therapeutics, Ltd.

/s/ Andrew Gengos
By:	Andrew Gengos
President and Chief Executive Officer

cc:	Glen Sato
Cooley LLP